UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         )*

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

Jack Hightower
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
Telephone: (817) 850-9200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 1 of 13 Pages

1	NAME OF REPORTING PERSONS Jack Hightower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a):☐ (b):☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,153,495
	8	SHARED VOTING POWER 81,239,054
	9	SOLE DISPOSITIVE POWER 7,153,495
	10	SHARED DISPOSITIVE POWER 81,239,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,392,549 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.1%(3)
14	TYPE OF REPORTING PERSON IN

1.      Jack Hightower (“Mr. Hightower”) may be deemed to have beneficial ownership of 88,392,549 shares. A portion of such shares are held (in the amounts set forth below) by HighPeak Energy Partners, LP, HighPeak Energy Partners II, LP, HighPeak Pure Acquisition, LLC and HighPeak Energy III, LP.

2.     Includes (i) 5,953,495 shares of issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 600,000 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof (500,000 of which are held by HighPeak Energy III, LP).

3.     Based on 98,145,849 shares, including 91,592,354 outstanding on the date hereof and 6,553,495 shares issuable upon the exercise of warrants and options held by Mr. Hightower.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS HighPeak Energy Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a):☐ (b):☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,642,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,642,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,642,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%(1)
14	TYPE OF REPORTING PERSON PN

1.     Based on 91,592,354 shares outstanding on the date hereof.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS HighPeak Energy Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a):☐ (b):☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,740,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,740,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,740,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%(1)
14	TYPE OF REPORTING PERSON PN

1.     Based on 91,592,354 shares outstanding on the date hereof.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS HighPeak Pure Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a):☐ (b):☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)
14	TYPE OF REPORTING PERSON OO

1.     Based on 91,592,354 shares outstanding on the date hereof.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS HighPeak Energy III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a):☐ (b):☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14	TYPE OF REPORTING PERSON PN

1. Includes 500,000 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof.

2.     Based on 92,092,354 shares, including 91,592,354 shares outstanding on the date hereof and 500,000 shares issuable upon the exercise of warrants held by HighPeak Energy III, LP.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 6 of 13 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of HighPeak Energy, Inc., a Delaware corporation (the “Company” or “HighPeak Energy”). The principal executive offices of HighPeak Energy are located at 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.

Item 2.	IDENTITY AND BACKGROUND

(a)     This Schedule 13D is filed by Jack Hightower, a United States citizen, HighPeak Energy Partners, LP, a Delaware limited partnership (“HPEP I”), HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”) and HighPeak Energy III, LP, a Delaware limited partnership (“HighPeak III” and, together with the foregoing entities and person, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

In connection with the Transaction described in Item 3, the Filing Parties were issued, in the aggregate, (a) 81,839,054 shares of Common Stock and (b) 600,000 warrants to purchase Common Stock, exercisable within sixty (60) days of the date hereof. Mr. Hightower was also issued 5,953,495 employee stock options, exercisable for shares of Common Stock, with such options fully vested upon the date of grant. HighPeak III and Mr. Hightower were also issued 600,000 CVR’s (as defined below), which are not exercisable for Common Stock within sixty (60) days of the date hereof.

Mr. Hightower is a member of the general partner of HPEP I, and has the right to appoint all managers to the board of managers of HPEP I. HPEP I is the sole member of Sponsor. Mr. Hightower also has the right to appoint all managers to the board of managers of each of the general partners of HPEP II and HighPeak III. He is currently the sole manager of the general partner of HighPeak III, and owns all limited partnership interests in HighPeak III. Therefore, Mr. Hightower could be deemed to have shared beneficial ownership of the Common Stock beneficially owned by all Filing Parties.

(b)     The principal business address of Filing Parties is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.

(c)     The principal business of HPEP I, HPEP II, HighPeak III and Sponsor is to acquire, operate and manage assets on behalf of qualified purchasers. Mr. Hightower is also the Chief Executive Officer and Chairman of the Company.

(d)     During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock beneficially owned by HPEP I and HPEP II was issued in exchange for the contribution of certain assets by HighPeak Energy I, a Delaware limited partnership (“HighPeak I”), of which HPEP I wholly owns the general partnership interest, and HighPeak Energy II, a Delaware limited partnership (“HighPeak II”), of which HPEP II wholly owns the general partnership interest, to the Company in the Company’s business combination (the “Transaction”) with Pure Acquisition Corp., a Delaware corporation (“Pure”). In connection with the Transaction, Sponsor was issued shares of Common Stock in exchange for shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Pure, it held prior to the Transaction.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 7 of 13 Pages

HighPeak III and Mr. Hightower were each issued shares of Common Stock, warrants to purchase Common Stock (“Warrants”) and contingent value rights (“CVRs” and, together with the Common Stock and Warrants, each a “Security” and, collectively, the “Securities”) of the Company, pursuant to the Forward Purchase Agreement (as defined herein) entered into in connection with the Transaction, for aggregate cash consideration of $6,000,000.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.      The Filing Parties acquired the Securities in connection with the Transaction for investment purposes.

Business Combination Agreement

Pursuant to a Business Combination Agreement, dated May 4, 2020 (as amended the “Business Combination Agreement”), by and among (i) Pure, (ii) the Company, (iii) Pure Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, (iv) HighPeak I, (v) HighPeak II, (vi) HighPeak III, (vii) HPK Energy, LLC, a Delaware limited liability company and the general partner of HPK Energy, LP, a Delaware limited partnership, and an affiliate of Sponsor, and (viii) solely for the limited purposes specified therein, HighPeak Energy Management, LLC (“HighPeak Management”), among other things, HighPeak I and HighPeak II were issued an aggregate 76,383,054 shares of Common Stock in exchange for the contribution of certain assets to the Company controlled by HighPeak I and HighPeak II.

In addition, pursuant to the terms of the Business Combination Agreement, Sponsor was issued 4,856,000 shares of Common Stock in exchange for Class B Common Stock it held immediately prior to the Transaction.

Forward Purchase Agreement

In connection with the closing of the Transaction, pursuant to a Forward Purchase Agreement, dated July 24, 2020 (the “Forward Purchase Agreement”), by and among (a) the Company, (b) each party designated as a Purchaser on the signature page thereto (including joinder parties thereto), (c) HEPP I, and (d) solely for the limited purposes specified therein, Pure, HighPeak III and Mr. Hightower committed to purchase units under the Forward Purchase Agreement, which provided for the issuance of 500,000 and 100,000 of each Security to HighPeak III and Mr. Hightower, respectively.

Stockholder’s Agreement

At the closing of the Transaction, Sponsor, HighPeak I, HighPeak II, HighPeak III and Mr. Hightower (collectively, with each of their respective affiliates and permitted transferees, the “Principal Stockholder Group”), on the one hand, and the Company, on the other hand, entered into the Stockholders’ Agreement (the “Stockholders’ Agreement”), which governs certain rights and obligations of the Principal Stockholder Group. Under the Stockholders’ Agreement, the Principal Stockholder Group will be entitled, based on its percentage ownership of the total amount of Common Stock issued and outstanding immediately following the closing of the Transaction (the “Original Shares”) and the percentage ownership of the then outstanding total voting securities of the Company, to nominate directors of the Company. See below for details regarding the nomination rights of the Principal Stockholder Group:

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 8 of 13 Pages

Percent of Original Shares Beneficially Owned	Percent of Then-Outstanding Company Voting Securities Represented by Original Shares	Number of Designated Directors

35% or greater	30% or greater	Up to 4 (one of whom must be an independent under the Nasdaq Rules if the Principal Stockholder Group beneficially owns 50% or less of the Company’s total outstanding voting securities)

25% to but not including 35%	25% or greater	Up to 3

15% to but not including 25%	15% or greater	Up to 2

5% to but not including 15%	7.5% or greater	1

Below 5%		0

The Principal Stockholder Group separately agreed with the John Paul DeJoria Family Trust, one of their limited partners that, in connection with its significant commitment under the Forward Purchase Agreement, as long as the Principal Stockholder Group has the right to nominate at least two (2) directors to the Board of the Company under the Stockholders’ Agreement, the limited partner will have the right to select one (1) of such director nominees. The Stockholders’ Agreement also includes customary restrictions on the transfer of Securities to certain persons acquiring beneficial ownership. Pursuant to the Stockholders’ Agreement, the Principal Stockholder Group will agree not to transfer, directly or indirectly, any Securities of the Company for a period of 180 days after the closing of the Transaction, subject to certain customary exceptions. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which the Principal Stockholder Group no longer has the right to designate an individual for nomination to the board of directors of the Company (the “Board”) under the Stockholders’ Agreement and (ii) as to a member of the Principal Stockholder Group that no longer owns any of the Original Shares.

Registration Rights Agreement

At the closing of the Transaction, the Company entered into the Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Company, Sponsor and, among other parties, the Principal Stockholder Group (for purposes of this section, “Holders”), pursuant to which the Company will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all or any portion of the shares of Common Stock that the Holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). The Company has agreed to file and cause to become effective a registration statement covering the Registrable Securities held by such Holder making a demand for registration, provided that no fewer than the amount of Registrable Securities representing the lesser of (i) $25 million or (ii) all Registrable Securities owned by such Holder, as applicable, are covered under the Holder’s demand for registration. The Holders can submit a request at any time. Under the Registration Rights Agreement, the Holders will also have “piggyback” registration rights exercisable at any time that allow them to include the shares of Common Stock that they own in certain registrations initiated by the Company, provided that such Holder elects to include its Registrable Securities in an amount not less than $5 million. Subject to customary exceptions, Holders will also have the right to request one or more underwritten offerings of Registrable Securities, provided, that, they hold at least $5 million in Registrable Securities and each such offering include a number of Registrable Securities equal to the lesser of (i) $25 million and (ii) all of the Registrable Securities owned by such Holders as of the date of the request.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 9 of 13 Pages

Except as disclosed in this Item, none of the Filing Persons, or their subsidiaries, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional Securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of Securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

All descriptions of documents contained in this Schedule 13D are qualified in their entirety to the full text of such documents. Each of the exhibits to this referred under Item 7 below is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Person	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
Jack Hightower	7,153,495	81,239,054	7,153,495	81,239,054	90.1%
HighPeak Energy Partners, LP	0	39,642,461	0	39,642,461	43.3%
HighPeak Energy Partners II, LP	0	36,740,593	0	36,740,593	40.1%
HighPeak Pure Acquisition, LLC	0	4,856,000	0	4,856,000	5.3%
HighPeak Energy III, LP	0	1,000,000	0	1,000,000	1.1%

(c)     The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Common Stock during the past 60 days.

(d)     This Item 5(d) is not applicable.

(e)     This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 10 of 13 Pages

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Filing Parties entered into a Joint Filing Agreement, dated August 31, 2020, which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Warrant Agreement

On the closing date for the Transaction, the Company entered into the Amendment and Assignment to Warrant Agreement (the “Warrant Agreement Amendment and Assignment”), by and among the Company, Pure and Continental Stock Transfer & Trust Company (“Continental”). The Warrant Agreement Amendment and Assignment assigned the existing Warrant Agreement, dated April 12, 2018, by and among Pure, Pure’s officers and directors and Sponsor (the “Existing Warrant Agreement”) to the Company, and the Company agreed to perform all applicable obligations under such agreement. In addition, the terms of the Warrant Agreement Amendment and Assignment, provide for, among other things, the holders of Warrants the option to exercise such Warrants on a “cashless basis,” in addition to creating an obligation of the Company to issue shares of Common Stock without registration provided that such issuance may be made in reliance on Section 3(a)(9) of the Securities Act. In addition, the Warrant Agreement Amendment and Assignment eliminated the ability to redeem the outstanding Warrants.

CVR Agreement

On the closing date for the Transaction, the Company entered into the Contingent Value Rights Agreement (the “CVR Agreement”) by and among, the Company, Sponsor, HighPeak I, HighPeak II (together with Sponsor and HighPeak I, the “CVR Sponsors”) and Continental, in its capacity as the rights agent (the “Rights Agent”). The CVR Agreement provides for, among other things, the CVRs, which represent contractual rights to receive a contingent payment (in the form of additional shares of Common Stock, or as otherwise specified in the CVR Agreement) in certain circumstances. Pursuant to the CVR Agreement, holders of CVRs in whose name a CVR is registered in the CVR registrar maintained by the Rights Agent at any date of determination (collectively, the “CVR Holders”) have the opportunity to obtain additional contingent consideration in the form of additional shares of Common Stock if the trading price of the Common Stock is below the price that would provide the CVR Holders with a 10% preferred simple annual return (based on a $10.00 per share price), subject to a floor downside per-share price of $4.00 (such return, the “Preferred Return”), either at (i) the date to be specified by the CVR Sponsors, which may be any date occurring during the period beginning on August 21, 2020, and ending on (and including) February 21, 2020, or (ii) in certain circumstances, the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidation and asset sales (the “CVR Maturity Date”). This contingent consideration, if applicable, will only be issued to Qualifying CVR Holders. To be a Qualifying CVR Holder, a CVR Holder must provide certain information required under that CVR Agreement. If any additional shares of Common Stock are issued to Qualifying CVR Holders pursuant to the CVR Agreement, the CVR Sponsors will collectively forfeit an equivalent number of Escrowed Shares (as defined below) to the Company for cancellation. The Preferred Returns could entitle a Qualifying CVR Holder to receive up to 2.125 shares of Common Stock per CVR.  Following the closing of the Transaction, the CVR Sponsors collectively placed 21,694,763 shares of Common Stock in escrow (the “Escrowed Shares”), which equaled the maximum number of additional shares of Common Stock issuable pursuant to the CVR Agreement, which such Escrowed Shares will be released either to the Company for cancellation in connection with the satisfaction of any Preferred Returns or back to the CVR Sponsors, collectively, as applicable, following the CVR Maturity Date.

The CVR Sponsors have retained voting and dividend rights to the Escrowed Shares while they are held in escrow and therefore are still deemed to be beneficial owners of such shares.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 11 of 13 Pages

In addition, in connection with a significant commitment under the Forward Purchase Agreement, (1) the members of the management of the Sponsor have agreed to transfer to a limited partner of HPEP I and HPEP II (the “Funds”) the Sponsor MIUs held by them and (2) Jack Hightower has agreed to transfer to John Paul DeJoria (as trustee to the John Paul DeJoria Family Trust, the “Trustee”) the management incentive units (the “Fund MIUs”) issued by the respective general partners of each of the Funds (each an “HP Fund GP”) and held by Jack Hightower, in each case only if and to the extent necessary to result such limited partner receiving, upon the liquidation of, or distribution of assets from, the Funds, a full return of the limited partner’s investment in the Funds and the Company. Although it is possible that some or all of the Sponsor MIUs and/or the Fund MIUs now or hereafter held by the limited partner could be settled in shares of Common Stock, Jack Hightower, the Sponsor and the Funds retain beneficial ownership of such shares as (1) the managers of the Sponsor (together with any person(s) controlling them) have the sole power to vote and dispose of any shares of Common Stock that may from time to time be owned by them and (2) the respective general partners of HighPeak 1 and HighPeak 2 (together with any person(s) controlling them) have the sole power to vote and dispose of any shares of Common Stock that may from time to time be owned by them.

All descriptions of documents contained in this Schedule 13D are qualified in their entirety to the full text of such documents. Each of the exhibits to this referred under Item 7 below is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement, dated August 31, 2020

Exhibit B: Business Combination Agreement, dated as of May 4, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC, and, solely for limited purposes specified therein, HighPeak Energy Management, LLC (incorporated by reference to Annex A to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit C: First Amendment to Business Combination Agreement, dated as of June 12, 2020, by and among, Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-I to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit D: Second Amendment to Business Combination Agreement, dated as of July 1, 2020, by and among, Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-II to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit E: Third Amendment to Business Combination Agreement, dated as of July 24, 2020, by and among, Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-III to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit F: Amended and Restated Forward Purchase Agreement, dated as July 24, 2020, by and among HighPeak Energy, Inc., the Purchasers therein, HighPeak Energy Partners, LP and, solely for the purposes specified therein, Pure Acquisition Corp (incorporated by reference to Annex A-I to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit G: Stockholders’ Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HighPeak Pure Acquisition, LLC, Jack Hightower, and certain former directors of Pure Acquisition Corp. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on and Form 8-K (File No. 333-39464) filed with the SEC on August 27, 2020).

Exhibit H: Registration Rights Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP and certain other security holders named therein (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on and Form 8-K (File No. 333-39464) filed with the SEC on August 27, 2020).

Exhibit I: Contingent Value Rights Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy, LP, HighPeak Energy II, LP and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on and Form 8-K (File No. 333-39464) filed with the SEC on August 27, 2020).

Exhibit J: Warrant Agreement, dated April 12, 2018, by and among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit K: Amendment and Assignment to Warrant Agreement, dated as of August 21, 2020, by and among Pure Acquisition Corp., Continental Stock Transfer & Trust Company and HighPeak Energy, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on and Form 8-K (File No. 333-39464) filed with the SEC on August 27, 2020).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020

By:	/s/ Jack Hightower
Name:	Jack Hightower

HIGHPEAK ENERGY PARTNERS, LP

By:	HighPeak Energy Partners GP, LP
its general parnter

By:	HighPeak GP, LLC
its general partner

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
its general partner

By:	HighPeak GP II, LLC
its general partner

By:	/s/Jack Hightower
Jack Hightower
Chief Executive Officer

HIGHPEAK ENERGY III, LP

By:	HighPeak Energy GP III, LLC
Its:	General Partner

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 13 of 13 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of HighPeak Energy, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of August 31, 2020.

By:	/s/ Jack Hightower
Name:	Jack Hightower

HIGHPEAK ENERGY PARTNERS, LP

By:	HighPeak Energy Partners GP, LP
its general partner

By:	HighPeak GP, LLC
its general partner

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
its general partner

By:	HighPeak GP II, LLC
its general partner

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK ENERGY III, LP

By:	HighPeak Energy GP III, LLC
Its:	General Partner

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer